

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Russell Burke
Chief Financial Officer
Life360, Inc.
1900 South Norfolk Street, Suite 310
San Mateo, CA

> **Re: Life360, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed February 29, 2024**
> **File No. 000-56424**

Dear Russell Burke:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Risk Factors
Distribution and marketing of, and access to, our products and services depends...., page 17

1. In future filings, consider revising to disclose the material terms of your agreements with each of your two major Channel Partners that accounted for 69% of your total revenue in 2023, including the identity, term, and any termination provisions. In addition, file the agreements with these partners as exhibits or tell us why they are not required to be filed. Finally, to the extent material, disclose the total number of Channel partners for each period presented.

Notes to Consolidated Financial Statements
Note 3. Segment and Geographic Revenue, page 94

2. In your disclosure of revenue by geography, please revise future filings to disclose revenue attributed to your country of domicile. Refer to ASC 280-10-50-1(a).

<u>Security Ownership of Certain Beneficial Owners and Management, page 121</u>

3. In future filings, revise to provide the natural person(s) who have voting and dispositive control over the shares owned by Paradice Investment Management Pty Ltd and Regal Funds Management Pty Limited, or tell us why it is not required.

<u>Form 8-K filed February 29, 2024</u>

<u>Exhibit 99.1, Media release of the Registrant dated February 29, 2024 (U.S. Time)</u>

4. We note your presentation of non-GAAP financial measures under the subheading of Key Financial Metrics. Please address the following:

- Please refrain from referring to these non-GAAP measures as "Key Financial Metrics." Refer to Question 100.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations;

- Please revise to include the directly comparable GAAP financial measure with greater or equal prominence for each non-GAAP measure presented in the table. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of Non-GAAP Financial Measures Compliance & Disclosure Interpretations;

- Include an explanation of the usefulness of each of these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C) of Regulation S-K;

- Ensure you include a reconciliation from the GAAP financial measure to the non-GAAP financial measure for each of the non-GAAP financial measures presented, including non-GAAP U.S. subscription revenue, non-GAAP international subscription revenue, non-GAAP user acquisition and TV costs, non-GAAP other Sales and Marketing, and non-GAAP commissions, as well as a GAAP to non-GAAP reconciliation of each of the non-GAAP revenue measures presented for the year ended December 31, 2023. Refer to Item 10(e)(1)(i)(B) of Regulation S-K; and

- Explain what consideration you gave to whether the non-GAAP hardware bundling adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, which would be considered individually tailored and may cause the presentation of the non-GAAP measures to be misleading. Refer to Question 100.04 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Natalie Karam